Exhibit 2.01

EAGLE MATERIALS INC.
Eagle Materials Inc.
5960 Berkshire Lane, Suite 900
Dallas, Texas 77225
Telephone: (214)
432-2000
The table below provides the relevant payments to governments made by Eagle Materials Inc. and its subsidiaries (the “Company”) in connection with the Company’s resource extraction activities in the year ended March 31, 2026. The Company is engaged in commercial development of minerals through its surface mining and underground mining operations in the United States. The relevant payments were levied by the United States government at the entity level rather than on a per project basis.
Total Payments by Payee for the Fiscal Year Ended March 31, 2026 (
US
Dollars in Thousands)

Country	Government Entity	Royalties	Taxes 1	Payment Amount
United States	U.S. Department of Treasury	$—	$69,541	$69,541
United States	Bureau of Land Management	$59	$—	$59

Total United States				$69,600

Total Payments by Payment Type for the Fiscal Year Ended March 31, 2026 (US Dollars in Thousands)

Payment Type	Payment Amount
Taxes	$69,541
Royalties	$59

Total Payments	$69,600

1
The Company files a consolidated U.S. federal income tax return which includes, on a consolidated/combined basis, all U.S. federal income taxes attributable to the Company and all of its U.S. corporate subsidiaries. The income tax reported above is that portion of the consolidated group tax liability which relates to those corporate subsidiary entities included in the Company consolidated tax return which are engaged in the commercial development of minerals. Such portion was determined utilizing apportionment methods set forth in applicable U.S. federal income tax regulations.